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                            January 19, 2023

       Gary Friedman
       Chairman and Chief Executive Officer
       RH
       15 Koch Road
       Corte Madera, CA 94925

                                                        Re: RH
                                                            Form 10-K for
Fiscal Year Ended January 29, 2022
                                                            Filed March 30,
2022
                                                            Form 10-Q for
Fiscal Quarter Ended October 29, 2022
                                                            Filed December 8,
2022
                                                            File No. 001-35720

       Dear Gary Friedman:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended January 29, 2022

       Item 8. Financial Statements and Supplementary Data
       Consolidated Statements of Income, page 89

   1. Please retitle the income before income taxes line item here and elsewhere throughout your filings to reflect
that it also excludes your share of losses on equity method
                                                        investments. Please
also revise your XBRL definition of income before equity method investments to
accurately reflect your treatment of income (loss) from equity method investments.
 Gary Friedman
RH
January 19, 2023
Page 2
Form 10-Q for Fiscal Quarter Ended October 29, 2022

Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 13 - Net Income per Share, page 29

2. It appears that you excluded the loss on extinguishment of debt in determining the net income available to common stockholders used in calculating your basic net income per share for the nine months ended October 29, 2022. Please tell us the authoritative accounting literature you relied upon to support your calculation.
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of GAAP Net Income to Adjusted Net Income, page 43

3. You state that your non-GAAP adjustments for the impact of income tax items for both the three and nine months ended October 29, 2022 are based on an adjusted tax rate of
         0.0%, which represents your expected cash tax liability associated with anticipated fiscal
         2022 results. For both the three and nine months ended October 29, 2022, your non-
         GAAP tax adjustments to arrive at adjusted net income (a performance measure) remove your entire GAAP income tax expense (benefit) and appear to change your basis of accounting for taxes to a cash basis, resulting in the presentation of an individually tailored measure. Please remove these non-GAAP tax adjustments and include current and deferred income tax expense commensurate with the non-GAAP measure of profitability. Also, clearly explain how the revised tax adjustments were computed. Refer to Questions 100.04 and 102.11 of the Non-GAAP Financial Measures Compliance and
         Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



FirstName LastNameGary Friedman                              Sincerely,
Comapany NameRH
                                                             Division of
Corporation Finance
January 19, 2023 Page 2                                      Office of Trade &
Services
FirstName LastName